Exhibit 11.1

Statement of Computation of Earnings per Share

EMC METALS CORP.

	Year ended December 31, 2013	Year Ended December 31, 2012
Net Income	($23,699,331)	($4,387,633)
Average number of common shares outstanding	165,358,337	155,653,130
Contingency issuable shares	17,918,750	17,296,250
Adjusted average shares	183,277,087	172,949,380
Basic and fully diluted earnings per share	0.00	0.00